

Mail Stop 4561

May 22, 2018

Kun Dai
Chief Executive Officer
Uxin Limited
37/F, Tower B, Wangjing SOHO T3,
No. 10, Wangjing Street, Chaoyang District
Beijing, 100102
People's Republic of China

> **Re:** **Uxin Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted May 4, 2018**
> **CIK No. 0001729173**

Dear Mr. Dai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2018 letter.

General

1. We have received your application dated May 14, 2018 requesting confidential treatment for certain portions of Exhibits 10.47, 10.48 and 10.49 to your registration statement. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved, including the filing of the relevant exhibits on EDGAR.

Risk Factors

Risks Related to Our Business and Industry

We rely on a limited number of third-party financing partners…, page 19

2.   We note your response to prior comment 3. We also note that in 2017, your largest financing partner provided 51.9% of funding for loans facilitated through your platform and your other two financing partners in 2017 provided 26.8% and 21.4% of funding, respectively. Additionally, we note that your loan facilitation revenues attributable to your three financing partners in 2017 were US$65.9 million, US$41.7 million and US$32.3 million, respectively; representing 47.1%, 29.8% and 23.1% of your loan facilitation revenues in 2017. As such, we are unable to agree with you that the identity of the defaulting financing partner is not material information.

- Please revise your disclosure to clarify whether the defaulting financing partner is your largest financing partner or one of the other two financing partners.

- Please tell us why you believe the financing partner's liquidity concerns are "temporary" and "isolated."

- Please clarify whether your financing partners are obligated, pursuant to your agreement with them, to find alternative funding sources to fund these auto loans when there has been a breach of agreement with the company. To the extent they are not, please revise to so state.

- If your financing partners are unable to find alternative funding sources, please tell us whether you believe you have alternative sources of financing that can be obtained on similar terms as those provided by the financing partner if such an incident were to occur in the future.

Any failure by our VIEs or their shareholders to perform their obligations…, page 37

3.   Please revise your disclosure to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the company from pursuing claims under the United States federal securities laws.

Notes to Consolidated Financial Statements

Note 25. Share-Based Compensation, page F-61

4.   You disclose that your accounting for stock options granted to Grantees considers the IPO performance condition, the "Corporate Transaction," as a not probable condition of the

awards until actually completed. Accordingly you have not accrued compensation cost to date under ASC 718. However you apparently have considered it probable that a "Qualified IPO" will be completed and recognized compensation cost earlier for the key management grantees as fully vested at December 31, 2017 "given the Qualified IPO is expected to be consumed [*sic*] within 6 months." Please clarify here and throughout the filing the different notions of IPO probability for a "Corporate Transaction" versus "Qualified IPO" and provide us with the accounting guidance in support of your distinctions and accounting treatment. Please advise or revise.

5. Similarly, ensure consistency of disclosure with Note 24, "Accounting for preferred shares," where you disclose that "…all Preferred Shares are automatically converted upon a Qualified IPO, the effectiveness of a Qualified IPO is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified IPO." This disclosure appears to conflict with Note 25 where you appear to disclose a Qualified IPO is probable by recognition of compensation costs for key management grantees. Please advise or revise.

Exhibit Index, page II-6

6. We note your response to prior comment 16 where you state that you separately submitted to the staff a copy of the Borrower Service Agreement, Financing Leasing Series Contracts, and Tri-party Loan Agreement. Please note that we have not received the materials and will continue to monitor for the issue.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP